SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Shimmick Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82455M109

(CUSIP Number)

December 29, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 82455M109		Page 2 of 8

1	NAME OF REPORTING PERSON Mitchell B. Goldsteen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,908,800(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,908,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,908,800(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.9%(2)
12	TYPE OF REPORTING PERSON IN

[1]	Includes 21,908,800 Common Shares held by GOHO, LLC (“GOHO”). Mr. Mitchell Goldsteen is the sole managing member of GOHO.
[2]	Calculated based on 25,493,877 Common Shares outstanding as of December 15, 2023, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2023.

SCHEDULE 13G
CUSIP No. 82455M109		Page 3 of 8

1	NAME OF REPORTING PERSON GOHO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,908,800(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,908,800(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,908,800(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.9%(2)
12	TYPE OF REPORTING PERSON CO

[1]	Includes 21,908,800 Common Shares held by GOHO. Mr. Mitchell Goldsteen is the sole managing member of GOHO.
[2]	Calculated based on 25,493,877 Common Shares outstanding as of December 15, 2023, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2023.

SCHEDULE 13G
CUSIP No. 82455M109		Page 4 of 8

Item 1(a).	Name of Issuer

Shimmick Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

530 Technology Drive, Suite 300, Irvine, California 92618

Item 2(a).	Name of Person Filing

This Schedule 13G is filed jointly by each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 99.1:

(i)	Mitchell B. Goldsteen, who serves as Executive Chairman of the Issuer; and;

(ii)	GOHO, LLC, a limited liability company organized under the laws of the State of Delaware.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of each of the Reporting Persons is 530 Technology Drive, Suite 300, Irvine, California 92618.

Item 2(c). Citizenship

Mitchell B. Goldsteen is a citizen of the United States.

GOHO, LLC is a limited liability company formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number

82455M109

Item 3.

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth with respect to each Reporting Person in Rows (5)-(9) and Row (11) of the respective cover page for each such Reporting Person and is incorporated herein by reference. The beneficial ownership percentages disclosed on the cover pages of this Schedule 13G are based on 25,493,877 Common Shares outstanding as of December 15, 2023, as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on December 19, 2023.

SCHEDULE 13G
CUSIP No. 82455M109		Page 5 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SCHEDULE 13G
CUSIP No. 82455M109		Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

MITCHELL B. GOLDSTEEN

/s/ Mitchell B. Goldsteen
Mitchell B. Goldsteen, Individually

GOHO, LLC

By:	/s/ Mitchell B. Goldsteen
Name:	Mitchell B. Goldsteen
Title:	Manager

SCHEDULE 13G
CUSIP No. 82455M109		Page 7 of 8

Exhibit Index

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.